# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IMMUNOME, INC., CIK 0001472012
CUSIP: 45257U108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 18702 North Creek Parkway, Suite 100, Bothell, Washington (WA), 98011
Date of event which requires filing of this statement: 12/18/2025
Filed by CIK 0001953107
Persons authorized to receive notices and communications: James P. Boylan, Enavate Sciences, 106 W 56th Street, 8th Floor, New York, New York (NY), 10019, (332) 275-5551

## Reporting persons
- Enavate Sciences GP, LLC (CIK 0001953107): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,768,583; sole dispositive power 0; shared dispositive power 4,768,583; aggregate amount beneficially owned 4,768,583 (4.3% of the class)
- Immunome Aggregator, LP (CIK 0001996276): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,768,583; sole dispositive power 0; shared dispositive power 4,768,583; aggregate amount beneficially owned 4,768,583 (4.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: IMMUNOME, INC.
Address of issuer's principal executive offices: 18702 North Creek Parkway, Suite 100, Bothell, Washington (WA), 98011
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 12, 2023 and amended on February 4, 2025 (as amended, the "Statement") by the Reporting Entities. This Amendment No. 2 is being filed to report the dilution of the Reporting Entities' beneficial ownership in the Issuer's common stock and not as a result of any acquisition or disposition of securities by the Reporting Entities. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Entity's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Entity and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of: (i) 91,710,277 shares of common stock outstanding as of November 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025 and (ii) 18,625,000 shares of common stock issued in the Issuer's public offering of equity securities that closed on December 18, 2025, as reported in the Issuer's prospectus supplement dated December 16, 2025 filed with the SEC on December 17, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Entities' cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Entity has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: No transactions with respect to the securities of the Issuer have been effected during the past sixty days by any Reporting Entity. The percentage ownership reported in this amendment reflect an increase in the number of outstanding shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Entities ceased to be the beneficial owners of more than five percent of the common stock on December 18, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Entities' Schedule 13D/A filed with the SEC on February 4, 2025).

## Signatures
- Enavate Sciences GP, LLC: /s/ James P. Boylan, By James P. Boylan, Manager (12/22/2025)
- Immunome Aggregator, LP: /s/ James P. Boylan, By Enavate Sciences GP, LLC, its General Partner, By James P. Boylan, Manager (12/22/2025)